UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [ ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [ ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [ ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  [ ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Completes South Korean Licensing and Distribution Agreement for Once-Daily Tramadol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: July 11, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM COMPLETES SOUTH KOREAN LICENSING AND

DISTRIBUTION AGREEMENT FOR ONCE-DAILY TRAMADOL

– Agreement Marks Foray into Asia as Company Continues to Establish Sales

Channels for Once-Daily Tramadol in Key Markets Globally –

LAVAL, Québec (July 11, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has completed a licensing and distribution agreement for South Korea for its once-daily tramadol product with WhanIn Pharmaceutical Co., Ltd.

“This agreement marks our first foray into Asia as we continue to establish sales channels in key markets around the world as part of the global commercialization program for our once-daily tramadol product,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Standard unit sales of tramadol products in South Korea have grown at a compounded annual rate of 28% over the last five years, reaching 97 million in 2006. We look forward to working with our partner WhanIn toward launch of our once-daily tramadol in this growing market in 2008.”

Under the terms of the agreement, WhanIn will have the exclusive right to market and sell Labopharm’s once-daily tramadol product in South Korea. Labopharm will supply WhanIn with product and will receive revenue at rates commensurate with those of previous licensing and distribution agreements that Labopharm has entered into for European markets. Labopharm will also receive an up front payment.

South Korea is the 11th largest pharmaceutical market in the world. For the 12 month period ended September 2005, total pharmaceutical sales were US$7 billion, representing growth of 15% over the previous 12-month period.

Labopharm’s once-daily formulation of tramadol is currently under regulatory review in South Korea.

About WhanIn Pharmaceutical Co., Ltd.

Founded in 1978, WhanIn Pharmaceutical Co., Ltd. is a publicly held Korean pharmaceutical company that develops, markets, manufactures and sells therapeutic products for the treatment of CNS disorders and bone related diseases. WhanIn is expanding its product portfolio to become a leading specialty pharmaceutical company in important therapeutic segments in healthcare market. The company has approximately 350 employees, 150 of which are sales representatives, and 16 offices, located in major centres throughout South Korea.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com